AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 23, 2016

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

ISSUER TENDER OFFER STATEMENT

(PURSUANT TO SECTION 13(e)(1) OF THE

SECURITIES EXCHANGE ACT OF 1934)

WELLS FARGO MULTI-SECTOR INCOME FUND

 (Name of Subject Company (Issuer))

WELLS FARGO MULTI-SECTOR INCOME FUND

 (Name of Filing Person (Issuer))

COMMON SHARES

(Title of Class of Securities)

94987D101

(CUSIP Number of Class of Securities)

C. David Messman

Wells Fargo Funds Management, LLC

525 Market Street, 12th Floor, San Francisco, CA 94105

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of Filing Person(s))

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE
None

This filing relates solely to preliminary communications made before the commencement of a tender offer.

* Set forth the amount on which the filing fee is calculated and state how it was determined.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: ____________________________________________________

Form or Registration No.: ___________________________________________________

Filing Party: ______________________________________________________________

Date Filed: _______________________________________________________________

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     ☐ third-party tender offer subject to Rule 14d-1.

     ☒ issuer tender offer subject to Rule 13e-4.

     ☐ going-private transaction subject to Rule 13e-3.

     ☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) to designate the appropriate provision(s) being relied upon:

     ☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

     ☐ Rule 14d-1(d) (Cross-Border Third Party Tender Offer)